Filed by Aspen Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Aspen Technology, Inc.
Commission File No.: 333-262106

The following are excerpts from the Q2 2022 Earnings Conference Call with Aspen Technology, Inc. on January 26, 2022:

Participants from AspenTech:

•	Brian Raftery Denyeau, Managing Director, ICR LLC
•	Chantelle Yvette Breithaupt, Chief Financial Officer, Aspen Technology, Inc.
•	Antonio Jose Pietri, President, Chief Executive Officer & Director, Aspen Technology, Inc.

MANAGEMENT DISCUSSION SECTION

Operator:

Good day, and thank you for standing by. Welcome to the Aspen Technologies Second Quarter 2022 Earnings Conference Call. At this time, all participants are in a listen-only mode. After the presentation, there will be a question-and-answer session. [Operator Instructions]

I would now like to hand the conference over to Brian Denyeau from ICR. Please go ahead.

Brian Raftery Denyeau:

Thank you. Good afternoon, everyone, and thank you for joining us to discuss our financial results for the second quarter of fiscal 2022 ending December 31, 2021. With me on the call today are Antonio Pietri, AspenTech’s President and CEO; and Chantelle Breithaupt, CFO of AspenTech.

Before we begin, I will make the Safe Harbor statement that during the course of this call, we may make projections or other forward-looking statements about the financial performance of the company that involve risks and uncertainties. The company’s actual results may differ materially from such projections or statements. Factors that might cause such differences include, but are not limited to, those discussed in today’s call and contained in our most recently filed Form 10-Q.

Also, please note that the following information relates to our current business conditions and our outlook as of today, January 26, 2022. Consistent with our prior practice, we expressly disclaim any obligation to update this information. The structure of today’s call will be as follows: Antonio will discuss business highlights from the second quarter and our pending transaction with Emerson; and then Chantelle will review our financial results and discuss our guidance for fiscal year 2022.

With that, let me turn the call over to Antonio. Antonio?

Antonio Jose Pietri:

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We’ve also made significant progress towards completing the proposed transaction with Emerson, which remains on track to close during our fourth fiscal quarter. As we’ve gotten to know the Emerson businesses better, we are continually impressed by the team and their culture. Since the announcement, we’ve also received more and more positive feedback from customers in a number of industries about their enthusiasm for the transaction. Given all of this, we’re even more excited about the transformational opportunity the new AspenTech has in current and new verticals as well as in sustainability, allowing for increased value creation opportunities for both our customers and shareholders.

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Our other primary focus in the second half of the fiscal year is completing our transaction with Emerson. Detailed information concerning the transaction can be found in the Registration Statement on Form S-4 recently filed with the SEC and available on the Investor Relation page of our website. Based on current information, we continue to expect we will close the transaction during our fourth fiscal quarter.

As I previewed earlier, we have been incredibly impressed with the OSI and Geological Simulation Software businesses and their employees. Like AspenTech, the teams at these two businesses are passionate about their customers and creating value for them. They are also passionate about the industries they serve. It is clear that both businesses have very talented workforces, lead with product innovation in modeling, simulation and optimization and have developed impressive product portfolios that are truly best in class.

The more we learn, the more excited we are for the long-term opportunities we will have as the new AspenTech and our unique position to drive profitability and sustainability for customers.

We continue to be confident in the new AspenTech’s ability to be a consistent mid-teens grower with high recurring revenue, best-in-class margins and substantial free cash flow. Underpinning our confidence in the growth opportunity for new AspenTech is the increasing importance of sustainability among operators in capital-intensive industries. While sustainability has long been part of the value proposition of AspenTech, in recent years, we have seen it become a critical lens through which many customers make purchasing decisions. With this goal in mind, we focused our November software release on introducing over 15 new sustainability models that accelerate digitalization efforts for customers in support of their initiatives.

Our customers are taking a truly comprehensive view of how their businesses need to adapt both in the near and the long term to meet the sustainability targets they have set for themselves. The combined product portfolio of the new AspenTech, which will include new electrification and carbon capture capabilities as well as increasingly leverage AI to enhance the sustainability benefits of many existing AspenTech solutions will make us a key strategic partner for all asset-incentive businesses. We are confident sustainability will support significant investment cycles in these industries over the coming decade.

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Finally, we’re on track to close with Emerson and create the new AspenTech in the coming months. Taken together, we have made great progress on each of our key priorities for fiscal 2022. We believe that the combination of the transaction with Emerson and the factors discussed on this call will provide increased confidence in our ability to generate mid-teens growth and exceed $1.5 billion in annual spend in fiscal year 2026. We believe that the steps we have taken this year to create compelling opportunities to generate significant value for our customers and shareholders over the long term.

Now, let me turn the call over to Chantelle. Chantelle?

Chantelle Yvette Breithaupt:

Thank you, Antonio. I will now review our financial results for the second quarter fiscal 2022.

[***]

And with that, operator, we would now like to begin the Q&A.

QUESTION AND ANSWER SECTION

Operator:

Thank you. [Operator Instructions] First question is from Andrew Obin with Bank of America. Your line is open.

[***]

Operator:

Thank you. Our next question comes from Matt Pfau with William Blair. Your line is open.

[***]

Matthew Pfau:

Got it. And then just wanted to ask about your acquisition strategy. And if you look at the document that was filed related to the transaction and the timeline of how that went down last year. There were a few acquisition possibilities mentioned in there, not by name, but obviously that you were looking to acquire some businesses and it seemed like they could potentially be larger ones than maybe you’ve done historically. So any sort of update you can provide in terms of how you’re thinking about your acquisition strategy would be helpful.

Antonio Jose Pietri:

Yeah. Well, I mean, look, when we announced the transaction back on October 11, we did say that part of the reasons for the transaction that we’re announcing with Emerson was to create a platform for AspenTech to become more acquisitive in the future. That’s what we will say for now. We’re working on closing the transaction. Once we close it, well, then we’ll lift our head and see what’s ahead. But the goal, it’s always been, and we said so in October, that we want to be more acquisitive going forward once the transaction closes.

Chantelle Yvette Breithaupt:

Yeah. And the other thing, too, that has not changed, but just to reinforce for the question is our framework of potential acquisitions of any size to support our double-digit growth strategy for annual spend and our annual spend operating margin framework of 47% to 50%. So, all of those things will be incorporated into any futures considerations.

Matthew Pfau:

Got it. Thanks a lot guys. Appreciate it.

Antonio Jose Pietri:

Thank you, Matt.

Operator:

Thank you. Our next question comes from Gal Munda with Berenberg. Your line is open.

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Gal Munda:

That’s really helpful. Thank you. And then the other comment you made, which was interesting, was how the customers have responded to your pending transaction with Emerson software side. Can you talk – when you said there’s a positive feedback coming, does that imply some sort of revenue synergies that you think you can then extract because of the tie-up? Is it either in go-to-market or just joint products together? Maybe if you can just note the excitement from the customers, what were they saying that they liked in the tie-up itself? Thank you.

Antonio Jose Pietri:

Yeah. I think from a customer standpoint, it’s not necessarily about revenue synergies. From our standpoint, it’s certainly about revenue synergies. Look, I think customers are seeing two great engineering technology companies coming together that are – they both – both companies are key strategic suppliers to them. They rely on both companies for different technologies in different areas, but they also see the opportunity to bring together our solutions and create packaged solutions around sustainability, emissions tracking, for example, greater productivity improvements and so on.

So what they see is – what they say is a lot of logic around the transaction, the culture of the companies, the focus on innovation and technology, the common customer base and so on. And then, okay, they believe that there’s significant technical synergies between the two companies, and they’re looking forward to seeing those. Of course, from our side, it’s something that I felt and we felt was part of the thesis for doing this with Emerson and it’s part of the revenue synergies that we talked about when we announced the transaction.

Chantelle Yvette Breithaupt:

Yeah. And I think just in addition, the one thing I would add, Antonio, is the other thing that I’ve heard that I would add they’re excited about is just the joint go-to-market capabilities between the sales teams, the partner channels, etcetera. So I think that’s also a very powerful thing that they’re looking at. Just one more thing to add.

Gal Munda:

Perfect. Great. Thank you so much for answering the questions. And yeah, I’ll get back in queue.

Antonio Jose Pietri:

Thank you, Gal.

[***]

Operator:

Our next question is from Mark Schappel with Loop Capital. Your line is open.

Mark W. Schappel:

Hi. Thank you for taking my question. Antonio, pharma and metals and mining were two areas of your business that were receiving increased investment this year. I was wondering if you could just give us an update on the progress you’re making on those fronts. And also, how did those businesses fare this quarter?

Antonio Jose Pietri:

Yes. Well, look, we’re not going to give guidance on pharma or metals and mining because the fact of the matter is that, that business flows through our engineering, MSC and APM suite. So a lot of what you hear about our engineering, MSC and APM suite is also a reflection of the contribution from those two industries.

But what I’ll give you sort of at a high level around pharma is, look, we now have a sales team that has been engaged with our customers in those industries, is starting to gain traction and build pipeline. And we expect the contribution from the business to really start showing up here in the second half. And the metals and mining has been an ongoing activity through our focus with APM on that sector. We saw business out of customers in the Q2 quarter and a little bit in the Q1 quarter as well. And really, the step-up in investments in metals and mining will come in the second half of this year and then certainly for fiscal year 2023. But look, part of the excitement around the Emerson transaction is also Emerson’s market position in pharmaceuticals, in the space that they are in. In pharmaceutical software, they have an important market share. So certainly, the Emerson will be an important channel to market for us in pharmaceuticals. And then they have some capabilities in metals and mining, nothing like they have in pharma, and we’ll also try to leverage those. But pharmaceuticals, we hope to benefit from their presence in that industry.

Mark W. Schappel:

Great. That’s helpful. Thank you.

Antonio Jose Pietri:

Yeah. Thank you, Mark.

Operator:

Thank you. And this ends our Q&A session. I will turn the call back to Antonio Pietri for his final remarks.

Antonio Jose Pietri:

Thank you, Carmen, and thank you, everyone, for joining us today for this call. I look forward to participating in the different investor conferences and calls with you and investors over the coming months. Thank you, everyone.

Operator:

Thank you, everyone. This concludes today’s conference. Thank you for participating, and you may now disconnect.

Additional Information and Where to Find It

On January 11, 2021, Emersub CX, Inc. (“Newco,” or “New AspenTech” after the completion of the Transactions as defined below), a wholly owned subsidiary of Emerson Electric Co. (“Emerson”), filed with the Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form S-4 (File No. 333-262106) (the “Combined Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Transaction Agreement and Plan of Merger, dated October 10, 2021, among Aspen Technology, Inc. (“AspenTech”), Emerson, Newco and certain other affiliates of Emerson (the “Transactions”).  The Combined Proxy Statement/Prospectus includes the preliminary proxy statement of AspenTech and the prospectus with respect to shares of New AspenTech common stock to be issued in connection with the Transactions. The Combined Proxy Statement/Prospectus is not final and may be amended. AspenTech and Newco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Combined Proxy Statement/Prospectus or any other document which AspenTech or Newco may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, ASPENTECH STOCKHOLDERS AND PROSPECTIVE NEW ASPENTECH STOCKHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, AspenTech stockholders and prospective New AspenTech stockholders may obtain free copies of the preliminary Combined Proxy Statement/Prospectus filed January 11, 2022 and the final version and other documents filed with the SEC by AspenTech and/or Newco without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Emerson or AspenTech:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136 www.emerson.com/en-us/investors Colleen Mettler, Vice President, Investor Relations (314) 553-2197 investor.relations@emerson.com	Bedford, MA 01730 http://ir.aspentech.com/ Brian Denyeau ICR Brian.Denyeau@icrinc.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

AspenTech and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. AspenTech and prospective New AspenTech stockholders may obtain information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of AspenTech and Newco’s directors and executive officers in the transaction, which may be different than those of AspenTech and prospective New AspenTech stockholders generally, by reading the preliminary Combined Proxy Statement/Prospectus filed January 11, 2022 and the final version and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. These documents can be obtained free of charge from the sources indicated above.